Your Event, Inc.
                        7065 W. Ann Road, #130-110
                         Las Vegas, Nevada  89130

March 3, 2008

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Blair Petrillo, Esq.
            Attorney-Advisor

Re: Your Event, Inc.
    Registration Statement on Form SB-2
    Filed January 18, 2008
    File No. 333-148739

Dear Ms. Petrillo:

On behalf of Your Event, Inc. (the "Company), this letter responds to your February 14, 2008 comment letter, concerning our Registration Statement.
A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.


General
-------

1. Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers. The amendments created a new category of issuer defined as a "smaller reporting company," which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov. As a result of the amendments and the creation of the "smaller reporting company," registration statements for small business issuers, including Form SB-2, have been removed as of February 4, 2008. Accordingly, any amendments to the Form SB-2 filed by Your Event, Inc. on January 18, 2008 will need to be filed on Forms S-1 or S-3, as applicable. Until August 4, 2008, you may continue to present disclosure in the current SB-2 format or you may use the scaled disclosure requirements in Regulation S-K.

Response: We appreciate the advisory, and we shall file our amended document on Form S-1, further, we will continue to present disclosure in the current SB-2 format until August 4, 2008.

2. Please revise the registration statement throughout to remove inconsistent information and typographical errors. For example, the capitalization table on page 15 and the index to the financial statements on page 46 refer to November 30, 2006 when it appears each page should refer to November 30, 2007. In addition, in the second full paragraph on page 38, you refer to the offering price of the shares as $0.001 when it appears it should be $0.005. Please note that these are only examples. Please review the document carefully and revise throughout.

Response: We have revised the registration statement to remove inconsistent information and typographical errors. Thank you for bringing this to our attention.


Prospectus Cover Page
---------------------

3. Please revise the last sentence of the first full paragraph as it relates to the shares to be sold by the selling shareholders to reflect that the shares will be sold at a price of $.005 per share until such time the shares may be quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please make a similar revision to the disclosure on page two of the prospectus under the sub-heading "Shares being offered; Offering Price." In this regard, revise your reference in the fourth paragraph, "After we close our 4,000,000 maximum, 1,000,000 minimum share offering..." to make that statement conditional since you do not have assurance of achieving the minimum.

Response: We respectfully note the Staff's comment. We have revised the registration statement accordingly.

Description of Business, page 20
--------------------------------

4. Please revise your registration statement to include a more detailed description of your business, pursuant to Item 101 of Regulation S-B.
    For example, your proposed business plan is broad. Please clarify, for example, the steps you will need to undertake in order to execute your marketing and business strategies. Likewise, in "Management's Discussion and Analysis or Plan of Operation" on page 27, please provide a more complete discussion of your plan of operation, pursuant to Item 303(a) of Regulation S-B. Provide a timeline of your expected development and your anticipated capital expenditures. In this regard, you indicate on page 21 that you need to raise an additional $200,000 to obtain space, hire and train staff and market your services yet in the 2nd following paragraph you indicate that an additional $8,000 from this offering is sufficient for the next 12 months. Please substantially revise your description to indicate in the necessary detail how you intend to develop and operate the business.

Response: We respectfully note the Staff's comment. We have revised our registration statement to include a more detailed description of our business. We have also provided a timeline of our expected development and our anticipated capital expenditures. We added disclosure on how we intend to develop and operate our business.


5. If you are unable to provide a detailed business plan, please provide us with your analysis as to why you should not be deemed a blank-check issuer or revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. Regardless, include a statement, if true, that Ms. Montgomery has no plans or intentions to merge the company with an operating company.

Response: We have provided a more detailed business. Further, we have added the disclosure that Ms. Montgomery has no plans or intentions to merge the company with an operating company.


Executive Compensation, page 30
-------------------------------

6. Please clarify, if true, that Ms. Montgomery paid for the 8,200,000 shares that she received in cash indicating the amount paid and that the shares were not issued as compensation for services.

Response: We have revised the registration statement to stated that "Marilyn Montgomery, our president, chief executive officer, chief financial officer, secretary and a director, was issued 8,200,000 shares in October 2007 for $8,200 cash. These founder's shares were purchased by Ms. Montgomery, and were not issued as compensation for services."


Escrowed shares of founder/promoter, page 33
--------------------------------------------

7. Please file as an exhibit to the registration statement the agreement pursuant to which Ms. Montgomery has agreed not to sell her shares unless certain conditions have been met.

Response: We have filed as an exhibit the agreement to which Ms. Montgomery has agreed not to sell her shares based on certain conditions being met.


Undertakings, page II-3
-----------------------

8. It appears that you will be relying on Rule 430C under the Securities Act of 1933. We note that you have provided the undertaking related to offerings relying on Rule 430A. Please replace this undertaking with the undertaking required by Item 512(g)(2) of Regulation S-B.

Response: We respectfully note the Staff's comment. We have replaced the Rule 430A undertaking with the undertaking required by Item 512(g)(2) of Regulation S-B.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Respectfully yours,

Your Event, Inc.

By:  /s/  Marilyn Montgomery
---------------------------------
          Marilyn Montgomery
          Chief Executive Officer